Exhibit 23.1

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
To the Board of Directors of Bellatrix Exploration Ltd.
We consent to the use of our reports, each dated March 14, 2019, with respect to the financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
Our report dated March 14, 2019 with respect to the financial statements contains an explanatory paragraph that states that the Company has significant uncertainties relating to its ability to meet its financial obligations on scheduled debt maturities which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Chartered Professional Accountants

March 21, 2019
Calgary, Canada